Filed by SkyWater Technology, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: SkyWater Technology, Inc.

Commission File No.: 001-40345

Date: February 26, 2026

IonQ SkyWater Announcement FAQ

Updated 2/26/26

General

How will this transaction impact me?

•	There are no immediate changes to roles, responsibilities, or day-to-day work as a result of today’s announcement.

•	Until the transaction closes, it is business as usual.

When do we expect the transaction to close?

•

The timing of closing depends on regulatory approval and other closing conditions that we cannot predict with certainty, but we currently expect the closing to occur in the second or third quarters of 2026.

Will there be any changes to our organizational structure? Any layoffs?

•	For now, it is business as usual. SkyWater will continue operating with its existing leadership and teams. IonQ has not communicated any intentions to make immediate changes.

•	Following the close of the transaction, SkyWater will continue foundry operations as a wholly owned subsidiary under the SkyWater name serving a full range of customers.

•	Tom will continue to lead SkyWater to ensure the continued delivery of industry leading Advanced Technology Services, Wafer Services, and Advanced Packaging Services.

How will leadership and decision-making work once the acquisition is complete?

•	Following the close of the transaction, SkyWater will continue foundry operations as a wholly owned subsidiary under the SkyWater name serving a full range of customers.

•	SkyWater will continue to be led by Tom and the existing leadership team.

•	Day-to-day decision-making will remain within SkyWater, supported by access to additional resources following close.

What does this mean day-to-day?

•	In the near term, it is business as usual.

•	There are no changes to your day-to-day work and responsibilities, including how we work with our customers as a trusted partner.

•	Following close, it means improved tools, modernized facilities, better systems, and the ability to plan and execute without constant resource constraints.

Is SkyWater losing its identity?

•	No. SkyWater’s independence as a neutral foundry is core to its value.

•	This transaction reinforces that role by strengthening the resources behind it.

•	Following the close of the transaction, SkyWater will continue foundry operations as a wholly owned subsidiary under the SkyWater name serving a full range of customers.

What are IonQ’s plans for the SkyWater name and brand?

•	For now, it is business as usual. IonQ recognizes the strength of the SkyWater brand and has not communicated any intentions to make immediate changes.

Will SkyWater employees receive IonQ email addresses?

•	For now it is business as usual. IonQ has not communicated any intentions to make changes in the short term.

Why is this better than remaining independent?

•	Advanced manufacturing requires sustained capital investment.

•	This transaction provides financial flexibility and greater resources to invest in the tools, infrastructure, systems, and people we need to keep doing what we do best.

•	We will remain as a pure-play global semiconductor foundry, fully committed to our foundry customers, to advanced R&D and to secure onshore manufacturing.

Who can I contact with additional questions?

•	Employees may submit questions through internal channels on SharePoint.

Can I reach out to IonQ?

•

Before the closing, it is business as usual and it is important for the companies to continue to operate separately. If you have any inquiries, you can also submit questions to SkyWater leadership HERE.

What should I do if I’m contacted by media or external parties?

•	Please do not comment. Direct all inquiries to Tammy Swanson (Sr. Director of Corporate Communications).

What should I do if I’m contacted by a customer?

•	Reinforce that it is business as usual and direct questions to your account leadership as appropriate.

Compensation and Benefits

Does this impact promotions, transfers, annual merit increases?

•	It is business as usual related to performance and employee development pre-close.

•	SkyWater expects to continue the normal merit and promotion process consistent with past practice, subject to the terms set forth in the transaction documents.

•	Approved promotions, merit, or pay changes will be effective April 1, 2026.

What happens to my base compensation and benefits?

•	SkyWater will go through its annual compensation planning cycle for 2026 as planned.

•	On closing of the transaction, base salary/hourly rate will be the same.

•	On closing of the transaction, benefits will be substantially similar. More details will follow.

Equity

Will there be changes to the Employee Stock Purchase Program (ESPP)?

•

The ESPP is being wound down in connection with the transaction: (1) participation is limited to employees already enrolled as of the signing date, January 25, 2026, (2) participants cannot increase payroll deductions after the signing date, (3) no new offering or purchase period will start after the signing date, (4) outstanding purchase rights will be exercised on the next scheduled purchase date, and (5) the ESPP will terminate at closing.

I have been granted SkyWater equity awards. How will the transaction impact my equity awards that are outstanding at the time of the closing of the IonQ transaction?

At the time of the merger:

•

SkyWater RSUs: Automatically will be converted into IonQ, Inc. RSUs. Your existing SkyWater RSU vesting schedule and other terms will generally stay the same with respect to your new IonQ RSUs. The quantity of RSUs will be adjusted in the process, according to the terms set forth in the transaction documents, as the price of SkyWater stock and IonQ stock are different.

•

SkyWater Stock Options: Automatically will be converted into IonQ, Inc. stock options. Your existing SkyWater stock option vesting schedule and other terms will generally stay the same with respect to your new IonQ stock options. The strike price and quantity of options will be adjusted in the conversion process, according to the terms set forth in the transaction documents, as the price of SkyWater stock and IonQ stock are different.

Will SkyWater grant equity awards in between the signing date and closing?

•	SkyWater expects to continue to grant equity awards, consistent with past practice, subject to the terms set forth in the transaction documents.

Will I still receive SkyWater shares if my SkyWater RSUs vest before closing?

•	Yes, SkyWater will settle vested RSUs between now and closing consistent with our normal processes.

Can I exercise my vested Non-Qualified Stock Options prior to closing?

•	You may continue to exercise your vested SkyWater stock options in accordance with the normal exercise process and the terms of your stock option grant agreement.

•	We may need to suspend exercises shortly before closing in order to permit the award conversions to occur at closing.

•	We will notify you at a later date if stock option exercises will be suspended pending their conversion to IonQ stock options.

For stock I currently own, what are the tax implications?

•	Taxes depend on individual circumstances and applicable tax laws.

•	Shareholders should consult a financial advisor or tax professional regarding their specific situation.

Quantum

What will happen with existing quantum computer customers?

•	SkyWater will continue to serve all customers including our quantum customers as a merchant supplier to the industry.

•	We have built a strong portfolio on a foundation of trust and IP security which we are committed to maintaining and strengthening in service of our customers.

Future Business Model

What does this acquisition mean for SkyWater Federal?

•

IonQ has stated that the acquisition will strengthen its position as a merchant supplier and trusted government partner through SkyWater’s DMEA Category 1 Trusted Accreditation and secure manufacturing infrastructure.

•

The combination of IonQ and SkyWater is intended to enable an end-to-end U.S.-based quantum supply chain to support IonQ’s Federal division and key Department of War programs, including efforts such as the Microelectronics Commons network.

What does this mean for SkyWater Texas? Will quantum capability be added in Austin?

•	SkyWater Texas continues to be a critical part of SkyWater’s manufacturing operations.

•

Both now and following the close with IonQ, SkyWater will stay committed to serving the broader market across Advanced Technology Services (ATS), foundry, and Advanced Packaging. Our focus on customer access, execution excellence, and long-term support remains strong and unchanged.

•	What changes is adding IonQ’s balance sheet strength that will help us continue our existing growth strategy.

What does this acquisition mean for RH90 and S90 platforms going forward?

•	As part of our normal business operations, SkyWater continuously monitors customer demand and market signals to ensure we are effectively managing resources and aligning capacity with customer needs.

•	Decisions related to these platforms will continue to be made in service of SkyWater’s existing business strategy and independent of joining IonQ.

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Required Disclosures

Important Information and Where to Find It

In connection with the acquisition described in this communication (the “Transaction”), IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the Proxy Statement/Prospectus included in the Registration Statement. The definitive Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ and SkyWater with the SEC may be obtained free of charge through the website maintained by the SEC at www.sec.gov. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.IonQ.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. To the extent that holdings of SkyWater’s securities by the directors and executive officers of SkyWater have changed from the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Transaction that are based on the Company’s current expectations or forecasts of future events, rather than past events and outcomes, and such statements are not guarantees of future performance. Forward-looking statements include all statements other than statements of historical fact contained in this communication, including information or predictions concerning the Company’s future business, results of operations, financial performance, plans and objectives, competitive position, market trends, and potential growth and market opportunities. In some cases, you can identify forward-looking statements by words such as “intends,” “estimates,” “predicts,” “potential,” “continues,” “anticipates,” “plans,” “expects,” “believes,” “should,” “could,” “may,” “will,” “targets,” “projects,” “seeks” or the negative of these terms or other comparable terminology.

Forward-looking statements are subject to risks, uncertainties and assumptions, which may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors that could cause the Company’s actual results to be different than expected or anticipated include, but are not limited to: the inability to consummate the Transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the Transaction; the risk that the Transaction disrupts our current plans and operations or diverts management’s attention from its ongoing business; the effects of the Transaction on our business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom we do business; the risk that our stock price may decline significantly if the Transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the Transaction; our goals and strategies; our future business development, financial condition and results of operations; our ability to operate our fabrication facilities at full capacity; our ability to appropriately respond to changing technologies on a timely and cost-effective basis; our customer relationships and our ability to retain and expand our customer relationships; the timing and amount of funding our customers are able to secure for their purchase commitments; our ability to accurately predict our future revenues for the purpose of appropriately budgeting and adjusting our expenses; our expectations regarding dependence on our largest customers; our ability to diversify and expand our customer base and develop relationships in new markets, our ability to integrate the operations of our newly-acquired operations in Texas (“Fab 25”) with our existing operations and risks associated with operating the Fab 25 facility; the performance and reliability of our third-party suppliers and manufacturers; our ability to procure tools, materials, and chemicals; our ability to control costs, including our operating and capital expenses; the size and growth potential of the markets for our solutions, and our ability to serve and expand our presence in those markets; the level of demand in our customers’ end markets; our ability to attract, train and retain key qualified personnel; adverse litigation judgments, settlements or other litigation-related costs; changes in trade policies, including the imposition of or increase in tariffs; our ability to raise additional capital or financing; our ability to accurately forecast demand; changes in local, regional, national and international economic or political conditions, including those resulting from increases in inflation and interest rates, a recession, or intensified international hostilities; the level and timing of U.S. government program funding; our ability to maintain compliance with certain U.S. government contracting requirements; regulatory developments in the United States and foreign countries; our ability to protect our intellectual property rights; and other factors discussed in the “Risk Factors” section of the Annual Report on Form 10-K the Company filed with the SEC on March 14, 2025 and the Quarterly Reports on Form 10-Q the Company filed with the SEC on August 7, 2025, and November 12, 2025, and in other documents that the Company files with the SEC, which are available at http://www.sec.gov. The Company assumes no obligation to update any forward-looking statements, which speak only as of the date of this communication.